

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2012

<u>Via E-Mail</u>
Ms. Marla Perdue
Interim Chief Financial Officer
Horne International, Inc.
3975 University Drive, Suite 100
Fairfax, VA 22030

      **Re:**    **Horne International, Inc.**
              **Form 10-K for the Fiscal Year Ended December 25, 2011**
              **Filed March 26, 2012**
              **File No. 0-50373**

Dear Ms. Perdue:

      We issued comments to you on the above captioned filing on August 29, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 26, 2012.

      If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any questions.

              Sincerely,

              /s/ Era Anagnosti

            *for* Pamela Long
            Assistant Director